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PROSPECTUS

5,200,000 Shares

MCSi, Inc.

Common Stock

    MCSi, Inc. is selling 4,700,000 shares and certain of our stockholders are selling 500,000 shares.

     The shares of our common stock are quoted on the Nasdaq National Market under the symbol "MCSI." On December 18, 2001, the last sale price of the shares as reported on the Nasdaq National Market was $23.54 per share.

     Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 4 of this prospectus.

	Per share	Total
Public offering price	$22.875	$118,950,000
Underwriting discount	$1.144	$5,947,500
Proceeds, before expenses, to MCSi	$21.731	$102,136,875
Proceeds, before expenses, to selling stockholders	$21.731	$10,865,625

    The underwriters may also purchase up to an additional 780,000 shares from MCSi and/or the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about December 21, 2001.

William Blair & Company	Friedman Billings Ramsey

The date of this prospectus is December 18, 2001

Inside Front Cover Graphics

Text on right side of page:

    MCSi, Inc. is North America's leading supplier and integrator of presentation, computing, networking, and broadcast technology.

    With a rich legacy of field service in more than 118 locations throughout the continent, and a legion of best-of-breed partnerships with leading manufacturers, MCSi, Inc. subscribes to a proprietary, total-solutions approach that answers to the world's most demanding clientele.

    We channel our global strength and vertical market expertise into strategic initiatives from systems design, integration and support, to specialty offerings like E-commerce programs, staging and rentals, creative presentation services and remote multimedia management.

    The ability to provide innovative, technically-sophisticated solutions to meet the growing demand for improved communication evolved from our solid background in audio-visual systems, broadcast media, and computer technology.

    Our foresight and unique ability to converge these three key industries have given us a distinct advantage in the systems integration marketplace worldwide.

    [On the left side of page are pictures of integration projects for Chevron, Fox Sports Net and Cablevision.]

Text at bottom of page:

MCSi, Inc.

Headquarters

4750 Hempstead Station Drive

Dayton, Ohio 45429

800-875-5211 Toll Free

937-291-8282 Phone

937-291-8288 Fax

www.mcsinet.com

[Logo]

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of its respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

    This prospectus summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the MCSi common stock. You should read this entire prospectus carefully, including the "Recent Developments" portion of this Summary and the "Risk Factors" section and the documents incorporated by reference in this prospectus, including the sections "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Safe Harbor Under the Private Securities Litigation Reform Act of 1995" in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Form 10-Q for the period ended September 30, 2001. Unless stated otherwise, information provided in this prospectus assumes that the underwriters' over-allotment option is not exercised. References in this prospectus to "we," "our," "us," "MCSi" or "the company" refer to MCSi, Inc. and its wholly owned subsidiaries.

The Company

    We are a provider of integrated technical services and audio-visual presentation, broadcast and computer technology products. The convergence of audio, data, visual communications and computer network systems has created the need for sophisticated providers of these products with the ability to design, source, install and service complex systems. We believe that we are one of the country's leading designers and integrators of custom configured and integrated audio, video and data display, broadcasting, conferencing and networking systems. These systems are designed for use in board and conference rooms, lecture halls, theaters, command and control centers, museums, churches, professional broadcast facilities and streaming network facilities. Our offices throughout the United States and Canada allow us to provide consistent services for projects of local, regional and national scope.

    The Company's principal executive offices are located at 4750 Hempstead Station Drive, Dayton, Ohio 45429 and its telephone number is (937) 291-8282. Additional information about us is available on our website at www.mcsinet.com, but such information is not a part of this prospectus.

Recent Developments

    In November 2001, we acquired the 41.5% of the outstanding shares that we did not already own of Zengine, Inc., an e-commerce software and services provider. In that transaction, we issued approximately 1.4 million shares of our common stock in exchange for the remaining publicly held shares of Zengine and, upon the merger with Zengine, obtained access to approximately $35 million in cash and other working capital held by Zengine at the time of the merger. The operations of Zengine are being downsized and integrated with those of MCSi and MCSi is using the cash and other working capital obtained to reduce bank debt and enhance its integration services operations.

    We anticipate that we will incur, on a pretax basis, merger-related integration costs in the range of $1.0 million to $1.5 million to integrate Zengine's operations into ours, which will include downsizing and restructuring its operations, exiting duplicative facilities and terminating excess and duplicative employees. Of the total costs described above, we anticipate that 41.5% (the amount of the minority interest we purchased) will be considered in the allocation of our purchase price and the remaining 58.5% will be charged to our operations as a merger-related integration charge for the three months and fiscal year ended December 31, 2001.

    Additionally, we are reviewing our current operations in light of our continued transition to audio-visual integration projects. We will commence certain actions during the fourth quarter of 2001 to restructure certain operations to facilitate and support the growth of our integration business. These restructuring and other charges will include the closure of duplicative or underperforming sales offices and the termination of certain employees. The pretax costs of these activities and the other charges are

1

currently estimated to range between $7.3 million and $10.6 million, which will be reflected in our results of operations for the three months and fiscal year ended December 31, 2001.

    We have entered into an agreement to sell our Canadian computer technology product operations for approximately $14.0 million, based on an estimate of the net book value of the assets being acquired at the closing, of which approximately $11.5 million will be payable to us in cash at closing and approximately $2.5 million of which will be payable by a two year note bearing interest at the Canadian prime rate plus 1%. This sale to that operation's management is expected to close by December 31, 2001. For the nine months ended September 30, 2001, these operations had net sales of $46.0 million and a gross margin of $5.4 million or approximately 12% of its sales. The purpose of the sale is to dispose of this lower margin business so that we can continue to focus our resources on our higher margin integration services. The results of operations of, and our investment in, these operations are not significant to our financial position or results of operations. However, we anticipate that we will incur a pretax loss on the sale of these operations in the range of $9.0 million to $10.0 million, which will be reflected in our results of operations for the three months and fiscal year ended December 31, 2001. We anticipate that these operations will be accounted for as a discontinued operation under the provisions of Statement of Financial Accounting Standards No. 144, which we intend to adopt in the fourth quarter of 2001. The adoption of SFAS No. 144 will otherwise not have a material impact on our results of operations for the year ended December 31, 2001.

THE OFFERING

Common stock offered by MCSi	4,700,000 shares
Common stock offered by selling stockholders	500,000 shares
Common stock to be outstanding after the offering[1]	23,110,097 shares
Use of Proceeds
Of the $101.6 million of net proceeds, we expect to use substantially all to repay a portion of our credit facility of which $149.9 million was outstanding on September 30, 2001, and the remainder, if any, will be used for working capital. We will not receive any proceeds from the sale of common stock by the selling stockholders.
Nasdaq National Market Symbol	MCSI

Based on 18,410,097 shares of common stock outstanding as of December 17, 2001. Excludes shares of common stock reserved for future issuance under our stock option plans.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference therein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or our future financial performance. These statements include but are not limited to statements regarding our beliefs as to the markets for our products and services and our projections relating to our financial performance in future periods. In some cases, you can identify our forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" beginning on page 4 of this prospectus, that may cause our achievements to differ from those expressed or implied by such forward-looking statements. Before deciding to purchase our common stock you should carefully consider the risks described in the "Risk Factors" section of the prospectus, in addition to the other information set forth in this prospectus and in the documents incorporated by reference in the prospectus.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statement to actual results except as required by law.

RISK FACTORS

    You should carefully consider the following factors before purchasing any of the common stock offered by this prospectus. You should also consider the other information in this prospectus and the information incorporated by reference. The cautionary statements below and in the documents incorporated by reference should be read as accompanying forward-looking statements included in this prospectus and in the documents incorporated by reference. The risks described in the statements below could cause our results to differ materially from those expressed in or indicated by the forward-looking statements.

If we are unable to effectively manage our rapid growth, we could experience financial, operational and personnel problems that would have a negative effect on our operating results and financial condition.

    We expect to experience continued rapid growth resulting in new and increased responsibilities for management personnel and increased demands on our operating and financial systems and resources. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage our work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on our operating results and financial condition.

If we lose our key personnel, or fail to attract and retain additional personnel, our operating results could be negatively impacted.

    We rely on certain key executives, including our chairman, president and chief executive officer and other senior management. For example, Michael E. Peppel, our chairman, president and chief executive officer has been instrumental in the success of our initial public offering, our two secondary offerings and every acquisition we have made to date. While Mr. Peppel is subject to an employment agreement, we cannot ensure that he will not be recruited by another company or guarantee his continued participation should he become disabled or retire. The loss of services of Mr. Peppel, or one of our other key executives could disrupt and have a material adverse effect on our operating results and financial condition.

Our operations and future results are subject to numerous risks related to acquisitions.

    We have, in the past, pursued a strategy of acquiring computer technology products and systems integration companies. We intend to continue to review, and may make selective acquisitions, primarily of audio, video, and data display, broadcasting, conferencing and networking systems integrators. These acquisitions could result in the following risks:

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  we may issue additional common stock without stockholder approval to finance acquisitions, which would dilute current stockholders and could depress our stock price;

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  our need for additional financing to fund acquisitions may restrict our business and make us highly leveraged;

  •
  any international acquisitions we make could subject us to currency exchange risks, different legal requirements, political and economic risks relating to the stability of foreign governments, difficulties in staffing foreign operations, cultural differences and other similar risks; and

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  our future financial results may suffer if we are unable to successfully integrate our acquisitions or such acquisitions fail to provide the synergies we anticipate.

Intense and increasing competition in our industry may decrease our gross margins and harm our business.

    The industry in which we operate is highly competitive. We compete with audio-visual equipment dealers, independent design consulting firms, in-house technical staffs of clients and potential clients, electrical contractors, consumer electronics chains, major full-service office products distributors, direct mail order companies, and, to a lesser extent, non-specialized retailers. Certain of our competitors, such as office products superstores and major full-service office products distributors, are larger and have substantially greater financial and other resources and purchasing power than we do. We believe that the industry will further consolidate in the future and consequently become more competitive. Increased competition may result in greater price discounting which will continue to have a negative impact on the industry's gross margins.

We are dependent on certain key suppliers and our business could be harmed if we lost a key supplier or a key supplier imposed less favorable terms on its relationship with us.

    Although we regularly carry products and accessories manufactured by approximately 500 original equipment manufacturers, 40% of our net sales in the year ended December 31, 2000 were derived from products supplied by our ten largest suppliers. In addition, our business is dependent upon terms provided by our key suppliers, including pricing, credit terms, product availability and dealer authorizations. While we consider our relationships with our key suppliers, including Hewlett-Packard, Sharp and Lexmark to be good, there can be no assurance that these relationships will not be terminated or that such relationships will continue as presently in effect. In addition, changes by one or more of such key suppliers of their policies regarding distributors, credit or volume discount schedules or other marketing programs applicable to us may have a material adverse effect on our business.

If our management information systems are disrupted or do not work as anticipated, our future results may be adversely affected.

    Our operations depend, to a large extent, on our management information systems. Modifications to our computer systems and applications software will be necessary as we grow and respond to customer needs, technological developments, electronic commerce requirements and other factors. We are constantly upgrading and implementing our internal accounting and inventory control and distribution software programs. The modifications may:

  •
  cause disruptions in our operations;

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  delay the schedule for integrating newly acquired companies; or

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  cost more to design, implement or operate than currently budgeted.

Any of these disruptions, delays or costs could have a material adverse effect on our operating results and financial condition.

    We do not currently have redundant computer systems or redundant dedicated communication lines linking our computers to our warehouses. The failure of our computer or communication systems could have a material adverse effect on our operating results and financial condition.

The recent increase in demand for our products may not last and may encourage greater competition.

    While there has been a marked surge in demand for audio-visual conferencing equipment since the terrorist attacks on September 11, 2001, this increase in demand may not be a long-term trend and is expected to decrease to normal levels in the future. In addition, the recent publicity about audio-visual conferencing technology could encourage other competitors to enter the market who may be larger and/or financially better able to compete with us. Additional competition would likely result in decreased pricing and reduced gross margins which may have a material adverse effect on our business.

Our executive officers and directors and their affiliates own a large percentage of our common stock and have the ability to make decisions that could adversely affect our stock price.

    Our directors and executive officers currently beneficially own approximately 1,800,000 shares of common stock representing approximately 9.4% of the outstanding shares of common stock. Consequently, management is in a position to exert significant influence over material matters relating to our business, including decisions regarding:

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  the election of our board of directors;

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  the acquisition or disposition of assets (in the ordinary course of our business or otherwise);

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  future issuances of common stock or other securities; and

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  the declaration and payment of dividends on the common stock.

Management also may be able to delay, make more difficult or prevent us from engaging in a business combination.

Our Articles of Incorporation and Bylaws, as well as Maryland law, contain provisions that could discourage a takeover even if beneficial to stockholders.

    Our articles of incorporation and bylaws contain certain provisions which, among other things:

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  permit the establishment of a "staggered" board of directors;

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  limit the personal liability of and provide indemnification for our directors;

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  require that stockholders comply with certain requirements to nominate a director or submit a proposal before a meeting of stockholders;

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  limit the ability of stockholders to act by written consent; and

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  require a supermajority vote of stockholders if a "related person" (as defined) attempts to engage in a business combination with us.

    The Maryland General Corporation Law, which applies to us, has certain other provisions that also may be deemed to have antitakeover effects, including statutes that deal with control share acquisitions.

USE OF PROCEEDS

    We estimate that the net proceeds we will receive from this common stock offering will be approximately $101.6 million, after deducting the underwriting discount payable by MCSi of $5.4 million and estimated offering expenses of approximately $500,000, at a public offering price of $22.875 per share.

    We intend to use substantially all of the net proceeds from this offering to repay a portion of our credit facility with PNC Bank, N.A. and six other banks, of which $149.9 million was outstanding at September 30, 2001, and the remainder, if any, for working capital. We use our credit facility to fund our operations. At September 30, 2001, the interest rate for such facility was 6.26%.

    We will not receive any proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

    The declaration of cash dividends is at the discretion of our board of directors, and is limited by our borrowing arrangements. No cash dividends on the common stock have been declared or paid by us to date.

CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2001 and as adjusted to reflect the sale of common stock offered by us in this offering at the public offering price of $22.875 per share, after deducting underwriting commissions and estimated offering expenses of $500,000 payable by us. You should read this information in conjunction with our consolidated financial statements and the notes to those financial statements which are incorporated by reference into the prospectus.

	As of September 30, 2001
	Actual	As Adjusted For the Offering
	(in thousands)
Short-term debt	$4,967	$4,967

Long-term debt	$166,536	$64,899

Stockholders' equity:
Preferred stock, no par value; 5,000,000 shares authorized, none outstanding	$—	$—
Common stock, no par value; 30,000,000 shares authorized, 17,387,468 shares issued and outstanding, actual; 22,087,468 shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	176,963	278,600
Retained earnings	50,920	50,920
Cumulative other comprehensive income (loss)	(1,503)	(1,503)
Treasury stock, at cost (403,309 shares)	(7,802)	(7,802)

Total stockholders' equity	$218,578	$320,215

PRICE RANGE OF COMMON STOCK

    Our common stock is listed and trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "MCSI" (formerly, "MCSC"). The following table sets forth for the periods indicated the high and low closing sale price for the common stock as reported by the Nasdaq National Market.

	1999		2000		2001
Quarter Ended
	High	Low	High	Low	High		Low
March 31	$28.063	$19.000	$36.375	$27.750	$22.625		$14.250
June 30	21.000	17.250	32.250	20.000	18.550		13.710
September 30	21.500	15.750	34.938	18.984	16.750		11.000
December 31	42.500	15.750	32.375	21.375	24.450	*	15.950	*

*
Through December 18, 2001

    As of September 30, 2001, we had in excess of 3,000 beneficial stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

    The selected financial data set forth below for the five years ended December 31, 2000, has been derived from our financial statements, incorporated in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The unaudited interim financial data for the nine month periods ended September 30, 2000 and 2001 has been derived from our unaudited interim financial statements, which in the opinion of management, included all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and the accompanying notes thereto incorporated by reference in the prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1996	1997	1998	1999	2000	2000	2001
	(Dollars in thousands, except share data)
Statement of Operations Data(1):
Net sales	$63,428	$107,487	$313,762	$686,749	$895,678 (2)	$662,729 (2)	$703,856
Cost of sales	52,061	88,190	246,670	546,618	688,268	514,230	515,197

Gross profit	11,367	19,297	67,092	140,131	207,410	148,499	188,659
Selling, general and administrative expenses	9,171	15,441	53,389	111,537	165,813	118,934	152,576

Operating income	2,196	3,856	13,703	28,594	41,597	29,565	36,083
Interest expense	(312)	(180)	(2,611)	(9,773)	(15,381)	(10,925)	(13,903)
Other (expense) income	(11)	43	227	710	(37)	515	172
Equity in losses of affiliate	—	—	—	—	(27)	(68)	(1,085)

Income before income taxes	1,873	3,719	11,319	19,531	26,152	19,087	21,267
Provision for income taxes	756	1,507	4,994	8,393	10,927	8,158	8,985

Net income	$1,117	$2,212	$6,325	$11,138	$15,225	$10,929	$12,282

Earnings per share of common stock — basic	$0.29	$0.39	$0.66	$0.95	$1.21	$0.87	$0.94

Earnings per share of common stock — diluted	$0.29	$0.39	$0.65	$0.93	$1.19	$0.85	$0.93

Weighted average number of common shares outstanding — basic	3,798,599	5,671,833	9,536,957	11,548,589	12,302,220	12,268,711	13,086,626

Weighted average number of common shares outstanding — diluted	3,814,139	5,722,440	9,677,285	11,732,355	12,592,997	12,594,439	13,147,843

Other Selected Data(1):
Gross margin percentage	17.9%	18.0%	21.4%	20.4%	23.2%	22.4%	26.8%
Operating income percentage	3.5%	3.6%	4.4%	4.2%	4.6%	4.5%	5.1%
EBITDA(3)	$2,513	$4,444	$16,369	$34,856	$51,844	$37,446	$45,467
	At December 31,
						At September 30, 2001
	1996	1997	1998	1999	2000
	(Dollars in thousands)
Balance Sheet Data(1):
Working capital	$10,211	$8,188	$81,334	$110,209	$109,526	$160,932
Total assets	17,775	49,921	247,029	354,278	474,483	490,006
Long-term debt	65	112	107,906	149,461	166,326	166,536
Total debt	101	8,207	108,204	158,263	204,542	171,503
Redeemable minority interest in subsidiary	—	—	—	3,977	—	—
Stockholders' equity	12,073	25,031	97,194	122,179	160,808	218,578

1
Since our initial public offering in 1996, we have been involved in an active acquisition program. See Note 3 to our consolidated financial statements for the year ended December 31, 2000.
2
Includes $64.9 million from the divested Azerty wholesale division, which was sold on July 10, 2000.
3
EBITDA consists of net income plus interest expense, income taxes, depreciation and amortization. We have included EBITDA data because it is a measure commonly used in our industry. However, others in the industry may define EBITDA differently. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flows as a measure of liquidity.

PRO FORMA INFORMATION

    Assuming we used $101.6 million of the net proceeds of this offering to pay down a portion of our credit facility, on a pro forma basis there will be a dilutive impact on our earnings per share. The following table illustrates the impact, on a pro forma basis, of the use of $101.6 million of net proceeds from this offering to repay a portion of our outstanding credit facility assuming the offering had occurred on the first day of each period shown.

	Year ended December 31, 2000		Nine months ended September 30, 2001
	Historical	Pro Forma	Historical	Pro Forma
	(In thousands, except share data)
Net income as reported	$15,225	$15,225	$12,282	$12,282
Interest savings on reduction of borrowings of $101,637 computed at our average borrowing rate for the period	—	8,639	—	7,470
Related income tax effect	—	(3,611)	—	(3,152)

Net income	$15,225	$20,253	$12,282	$16,600

Weighted average number of common shares outstanding — basic	12,302,220	17,002,220	13,086,626	17,786,626

Weighted average number of common shares outstanding — diluted	12,592,997	17,292,997	13,147,843	17,847,843

Earnings per share of common stock — basic	$1.21	$1.17	$0.94	$0.93

Earnings per share of common stock — diluted	$1.19	$1.15	$0.93	$0.93

BUSINESS

    We are a provider of integrated technical services and audio-visual presentation, broadcast and computer technology products. The convergence of audio, data, visual communications and computer network systems has created the need for sophisticated providers of these products with the ability to design, source, install and service complex systems. We believe that we are one of the country's leading designers and integrators of custom configured and integrated audio, video and data display, broadcasting, conferencing and networking systems. These systems are designed for use in board and conference rooms, lecture halls, theaters, command and control centers, museums, churches, professional broadcast facilities and streaming network facilities. Our offices throughout the United States and Canada allow us to provide consistent services for projects of local, regional and national scope.

    Our competitive strengths include:

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  Our technical service specialists that design, install and service sophisticated systems.

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  Our recently-launched managed services offering, which includes proactive service and support, national service contracts and call management services.

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  Our experience with large, complex integration projects from blue-chip clients, such as Boeing, Hewlett-Packard, McDonald's, Microsoft and Turner/Time-Warner.

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  Our long-standing relationships with more than 50,000 active customers, which include small to medium sized businesses as well as large corporations, governments and educational institutions.

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  Our highly skilled direct sales specialists that sell nationally known audio-visual presentation, broadcast, professional video, computer technology, multimedia conferencing and networking products.

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  Our strong relationship with over 500 original equipment manufacturers, including Sharp Electronics, NEC, InFocus/Proxima, Lexmark, Sony, Hitachi and Epson.

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  Our selection of more than 37,000 different products: presentation products, including projectors and electronic whiteboards; broadcast and pro-video products, including document cameras; and computer technology products, including printers, computers and accessories.

    Although we have sold audio-visual and computer technology products from our inception, we began to focus on the integration services related to those products in 1998 when we acquired Electronic Image Systems, Inc. Since that time, we have grown the integration services portion of our business both internally and by acquisition, the most recent of which was the acquisition of certain assets from, and the hiring of 320 people formerly associated with, the bankrupt estate of the Intellisys Group, Inc. in December 2000. We believe that our integration services and audio-visual products provide better margins than our computer technology products and expect to focus on growing that portion of our business in the near term, subject to the factors set forth below.

    We have grown through a combination of strong internal growth and accretive acquisitions. Our net sales have increased from $63.4 million in 1996 to $830.8 million in 2000 (adjusted for the July 2000 divestiture of the Azerty wholesale division), representing a 90% compound annual rate of revenue growth. Our net sales totaled $703.9 million for the nine months ended September 30, 2001 compared to $597.8 million for the same period in 2000 (adjusted for the July 2000 divestiture of the Azerty wholesale division), an increase of 18%.

    We operate in one business segment. For information about our products and geographic regions, see Notes 1 and 14 to the consolidated financial statements for the year ended December 31, 2000, which are incorporated by reference herein.

Strategy

    Highlights of our business strategy include the following:

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  Operate at the convergence of audio, data, visual, broadcast and computer technology. The convergence of audio, data, visual communications, broadcast and computer network systems has created the need for sophisticated providers of equipment that have the ability to design, install and service complex systems. With our combination of technical personnel and over 37,000 products, we are uniquely positioned to fill this need.

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  Leverage existing customer base. We intend to continue to grow revenue and increase margins by migrating our 50,000 active customers from transactional product sales to increasingly higher value added activities. These activities include pre-engineered projects with custom configuration, systems integration projects and full project management work.

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  Provide managed services to audio-visual integration customers. We intend to expand our account relationships by expanding our recently launched managed services. The increasing demand for integrated multimedia environments along with the limited number of in-house technical people at our clients to support the new initiatives has created an increased demand for MCSI's managed services offering. After we have designed, installed and integrated our clients audio-visual systems, we will seek to provide ongoing managed services. These services will include proactive service and support, national service contracts and call management services and will provide recurring revenue through service contracts.

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  Continue to attract technical personnel. We have technical personnel that design, install, integrate and service audio-visual presentation, data, broadcast and computer technology products. We intend to continue to attract and retain technical personnel by providing excellent economic opportunities, interesting state-of-the art project work and extensive training.

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  Provide broad geographic coverage. We maintain locations across the United States and Canada. This allows us to perform consistent technical services for installation and integration projects of local, regional and national scope. Most of our competitors offering similar services operate at the local level, which would require a client with multiple locations to find multiple suppliers. Our ability to work on a broader scale will increase the likelihood of obtaining larger, higher margin projects for large organizations.

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  Provide superior customer service. We offer our clients superior customer service through our knowledgeable and motivated sales force, our experienced staff of technical personnel and our customer service staff. We believe our internal sales force and technical staff allow us to add significant value to the services we provide to our customers, creating strong customer relationships.

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  Maintain strong supplier relationships. As a leading reseller of audio-visual, presentation, broadcast and computer technology products, we have strong relationships with over 500 original equipment manufacturers, including Hewlett-Packard, Sharp Electronics, NEC, InFocus, Proxima, Lexmark, Sony, Extron and Epson. We have been able to leverage our position as a market leader into advantageous relationships with many of our major suppliers, giving us a price and service advantage over smaller competitors. This is an advantage for us in both products sales as well as integration projects where we install equipment sourced through our suppliers.

Market Overview

    We operate at the confluence of three markets.

    Audio-visual integration systems providers.  According to Kayye Consulting, the annual world-wide audio- visual systems integration market was over $7 billion in 2000. This market is characterized by many small regional companies with highly focused areas of expertise. This market requires integrators to be intimately familiar with their clients in order to best design, configure and implement computer technology and advanced presentation hardware to fulfill individual business needs. There exists an underserved market as regional contractors cannot meet the demands of national clients requiring standardized service across all of their locations from integrators who are familiar with their technological and business requirements. Varbusiness estimates that there are roughly 95,000 primarily small, regionally focused companies in North America that are both resellers and service providers/integrators of information technology products and that while the overall number of firms in this industry has remained flat over the last several years, the composition of firms has changed substantially. According to Varbusiness, in 2000 the count of consultants and network integrators surged by 26% and 82% respectively, while distributors fell by 52%. This dramatic growth is reflective of the growing reliance organizations have on integration service providers who are familiar with their information technology requirements and can provide value-added services such as design, project management installation and product service.

    Videoconferencing continues to receive significant exposure in the press as companies seek ways to reduce travel expenditures and take advantage of advancements in videoconferencing equipment and infrastructure. Additionally, according to a survey conducted by International Data Corp., businesses are increasingly using conferencing applications and are accepting online meetings as a replacement for most meeting types, including facilitating formal training or education programs. Increased availability and significant improvements in speed and quality have made videoconferencing a realistic alternative to face-to-face meetings. A recent report from Frost & Sullivan noted that U.S. videoconferencing services may climb to $5 billion by 2007 from $1.48 billion in 2000.

    Audio-visual products.  According to Worldwide Data Group, the estimated $5.5 billion worldwide projector market for 2000 is mostly comprised of product and systems sales, with services representing roughly one-quarter of potential revenue. Industry sources estimate unit growth of 26% in 2001. Service revenue is expected to grow faster as demand for systems integration becomes more widespread.

    Computer technology products and services.  Frost & Sullivan estimates that the U.S. retail computer and office automation supply and configuration market totaled approximately $30 billion in 1999 and estimated that the U.S. market for computer and office automation supplies and configuration will grow at a compound annual rate of approximately 6% to 8% over the next two years. The current size of the industry and its potential for future growth can be attributed to: (i) the increasing automation of the workplace as evidenced by the widespread use of personal computers, printers and computer network systems, (ii) the decline in unit prices of computer hardware and peripherals, making them more affordable to individuals and small and medium sized businesses, (iii) the evolution of high-quality printers that require more consumable supplies than older, less sophisticated printers, and (iv) the growth in business presentation and graphics software, which results in the use of audio-visual presentation hardware.

Products and Services

    We design, engineer and integrate systems for group communication facilities. These facilities support the presentation of graphics, audio, video and data that allow participants to access and exchange information in interactive settings. These systems include large screen projection, video and audio conferencing, data/video walls, interactive kiosks, 3D displays, public address systems, closed circuit television and simulator displays. Our clients use these systems for meetings, training and education, and sales and marketing presentations in single or multiple locations. We create or enhance these systems for use in board and conference rooms, lecture halls, theatres, command and control centers, museums, theme parks, churches, home theatres and video conferencing centers.

    We design, integrate and maintain broadcast, professional video and networking support systems. These systems include analog and digital video origination, graphics design, post-production and distribution equipment and systems. They are used to create broadcast-quality video productions. Our clients for these services include independent producers, Internet streaming media companies, internal corporate, governmental, religious and educational production facilities, post production companies and major broadcast, cable and satellite companies. Some of our clients have been The Weather Channel, Turner Broadcasting System, Inc., FOX Sports Network and Panasonic. As the federal government continues to mandate the introduction of high definition digital television, we believe that the broadcast and video production industry will increasingly replace analog components with digital technology which will create significant sales opportunities for us.

    We also design, engineer, configure and integrate complex computer networking operations. These consulting and installation services include integrated local area and wide area networks with accompanying bridging, routing, multiplexing and switching hardware. Our core support services include a number of options designed to keep our clients' systems up and running, including factory authorized warranty and repair services. Some of the projects we have been engaged for have included enterprise LAN and WAN resolutions, operating system migrations, storage area network solutions, virtual private networks and firewall security issues.

    We currently offer our clients the following services:

  •
  Consulting

  •
  Project design and engineering

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  Equipment/product procurement

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  Project management and integration

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  Documentation

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  Service and maintenance

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  Business to business and business to consumer e-commerce solutions

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  Rental and staging

    We sell more than 37,000 different audio-visual, presentation, broadcast and computer technology and computer consumable products. We regularly update our product line to reflect advances in technology and to avoid product obsolescence. Our major products include computer technology products, audio-visual presentation products, technologies and accessories, broadcast and professional video products, technologies and accessories, as well as LCD and DLP projectors, video production and editing equipment, and a wide range of broadcast, production and post-production products.

Suppliers

    The products we sell are manufactured by over 500 original equipment manufacturers, including Sharp, NEC, InFocus/Proxima, Lexmark, Sony, Hitachi and Epson. Approximately 44% and 40% of our product purchases were supplied by our ten largest original equipment manufacturers in 1999 and 2000, respectively. No supplier represented 10% or more of our total product purchases in 2000 and the nine months ended September 30, 2001.

Sales and Marketing

    We have historically sold our products to approximately 50,000 middle-market and smaller companies and to governmental, educational, wholesale and retail customers, including federal, state and local governmental agencies, universities and hospitals and to computer supply dealers. As the systems integration business has grown, we have also begun to target and sell to larger corporate and institutional clients. No single customer accounted for more than 10% of our sales in 2000. As of September 30, 2001, we had a backlog of approximately $125.0 million for integration projects. This backlog represents agreements that are in various stages of completion.

    Our sales force provides national coverage and, as of September 30, 2001, consisted of 765 full-time sales representatives that work out of our sales locations throughout North America.

Distribution

    In January 2000, we began to use a single point distribution model for a majority of our product shipments through a 250,000 square foot distribution and product configuration center located in Erlanger, Kentucky. The facility's strategic location, which is geographically central to our national customer base, provides us with the ability to ship products to virtually any point in the continental United States. Our relationship with FedEx Corp., which allows for next day, two-day or ground service delivery nationwide, gives us strong distribution capabilities. Distributing the bulk of our customer orders through this facility provides us the opportunity to leverage the overall cost of inventory.

Employees

    As of September 30, 2001, we had 2,167 full-time employees. None of our employees are represented by a labor union, and we have never suffered an interruption of business as a result of a labor dispute. We consider our relations with our employees to be excellent.

Competition

    Our primary competitors include:

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  regional providers of audio-visual integration services;

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  independent design consulting firms;

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  audio-visual equipment dealers;

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  companies that rent and sell audio-visual equipment, primarily in connection with staging services for trade shows and other corporate events;

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  major full service office products distributors, other regional and national computer supply distributors, office products superstores and direct mail order companies;

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  electrical contractors;

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  manufacturers' sales and service divisions;

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  consumer electronics chains; and

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  the in-house communications staffs of many clients and potential clients.

Intellectual Property

    We maintain a service mark on our name and symbol "MCSi," the circle logo design, the slogan "MCSi Media Consultants. Systems Integrators," and other names and logos. All other trademarks or service marks referred to in this prospectus are trademarks or service marks of the respective entities that own them.

Legal Proceedings

    On January 26, 2001, MCSi, together with its Board of Directors and Mr. Anthony Liberati was sued in a purported shareholder class action titled Phillips v. MCSi, Inc. and Anthony W. Liberati, Michael Peppel, Robert G. Hecht, Richard Posen, Thomas C. Winstel and Harry F. Radcliffe, Circuit Court for Baltimore City, Mayland, Case No. 24-C-01-000394. The complaint alleges that the Board of Directors breached its fiduciary duties to the shareholders of MCSi in connection with a proposal by Mr. Liberati to acquire a majority of MCSi's outstanding shares. Mr. Liberati subsequently withdrew his proposal. We believe that the claim is without merit and intend to vigorously defend against this claim. No substantive proceedings in the case have occurred thus far.

    We were named as a defendant in the lawsuit Brown v. Peppel, Savarino, Liberati, Snider, Hutchison, Hopple, MCSi, Inc. and Zengine, Inc., filed October 11, 2001 in the Court of Chancery of the State of Delaware in and for New Castle County, Civil Action No. 19153-NC; Buenger v. Peppel, Savarino, Hutchison, Snider, Hopple, Liberati, Zengine, Inc. and MCSi, Inc., filed October 5, 2001 in the Court of Chancery of the State of Delaware in and for New Castle County, Civil Action No. 19156-NC; and Creque v. Peppel, Savarino, Hutchison, Liberati, Snider, Hopple, Zengine, Inc. and MCSi, Inc., filed October 15, 2001 in the Court of Chancery of the State of Delaware in and for New Castle County, Civil Action No. 19188-NC. Each of these lawsuits seek class action status, allege that the price we offered to acquire Zengine was not fair and that the defendants have breached their fiduciary duties. All of these plaintiffs requested that the court enjoin the tender offer and the merger, pay unspecified damages and pay plaintiff's attorneys' fees. We intend to defend each lawsuit vigorously and believe that none of the actions have merit. All of such lawsuits are in the preliminary pre-discovery stages.

    We recently became aware of a lawsuit filed on November 23, 2001 in the United States District Court for the District of Arizona, Case No. CIV 01-2287 PHX-PGR against us and 87 other corporate defendants alleging the infringement of certain patents relating to bar code technology by the Lemelson Medical, Educational and Research Foundation, Limited Partnership. The Lemelson Foundation Partnership has offered to settle this litigation by licensing this technology. We are currently investigating the allegations made and have not yet been served. At this time, we cannot determine whether this lawsuit has merit or if it is material to our results of operations or financial condition.

    In addition, we have been involved, from time to time, in litigation from activities arising from the normal course of its operations. In the opinion of management, none of the matters pending are likely to have a material adverse effect on our financial condition or results of operations.

DESCRIPTION OF CAPITAL STOCK

General

    We are authorized to issue 30,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of December 17, 2001, there were 18,410,097 shares of common stock outstanding and no shares of preferred stock outstanding. In addition, approximately 2,202,000 shares of common stock have been reserved for issuance under our stock option plans.

    The following summary description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the description of our capital stock contained in our articles of incorporation, a copy of which has been filed with the Securities and Exchange Commission. Reference is made to the articles of incorporation for a detailed description of the provisions summarized below.

Common Stock

Voting; Liquidation

    Our articles of incorporation provide that, subject to the rights of the holders of preferred stock and any board resolutions, the common stockholders have exclusive voting power and each share of common stock is entitled to one vote per share. Holders of the common stock do not have any preemptive rights with respect to any shares of the capital stock of the Company. Upon liquidation, dissolution or winding up of the affairs of MSCi, the holders of our common stock are entitled to receive all remaining assets available for distribution to stockholders after satisfaction of our liabilities and the preferential rights of any preferred stock entitled to receive payment.

Dividends

    Under Maryland law, no dividends may be paid if, after giving effect to such payment, a corporation would not be able to pay its indebtedness as it becomes due.

    Dividends may be paid on the common stock as may be declared by the Board of Directors out of funds lawfully available for the payment of dividends, subject to any preferential rights of any class of stock having preference over the common stock. The holders of the common stock will be entitled to receive and share equally in any dividends paid on the common stock.

Board of Directors

    Our articles of incorporation and bylaws establish one class of directors consisting of five directors. The number of directors may be changed by resolution of the majority of the board, provided that the number of directors shall not be less than three nor greater than 21. The bylaws of MCSi provide that a majority of the whole board shall constitute a quorum.

    The articles of incorporation permit the board of directors, by a resolution of the majority of the directors, to divide the board into two or three classes, with each class having not less than three directors and with one class to be elected annually. Currently, MCSi does not have a classified board of directors.

Filling of Vacancies and Removal of Directors

    Our articles of incorporation provide that any vacancies on the board of directors shall be filled by a majority vote of the whole board and a majority of the directors then in office though less than a quorum.

    In addition, the articles of incorporation provide that a director may be removed for cause by the board of directors or may be removed with or without cause by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors.

Stockholders Meetings

    MCSi's articles of incorporation provide that, except as required by law and subject to the rights of holders of preferred stock, special meetings of stockholders of MCSi may only be called by:

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  the board of directors;

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  the chairman of the board of directors;

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  the president; or

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  the holders of not less than 50% of all votes outstanding and entitled to be cast at the special meeting.

    Our bylaws provide that, except as otherwise provided by statute, the articles of incorporation or the bylaws, stockholders representing, either in person or by proxy, a majority of the outstanding stock entitled to vote shall constitute a quorum at all meetings of stockholders. If a quorum is not present, then a majority of the shares represented may adjourn the meeting to a specified date.

    In addition, the bylaws of MCSi provide that, except as otherwise provided by applicable law, the articles of incorporation or the bylaws, all action taken by a majority of all votes cast at a properly called meeting of stockholders is sufficient to approve any matter that properly comes before the meeting. Directors, however, are elected by a plurality of votes cast at which a quorum is present. Stockholders are not permitted to cumulate their votes for the election of directors.

Stockholder Action by Written Consent

    MCSi's articles of incorporation provide that any action permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent setting forth the action taken shall be signed by all of the stockholders who would be entitled to vote at a meeting for such purpose and a written waiver of any right to dissent is signed by each stockholder entitled to notice of the meeting but not entitled to vote at it, and both are filed with the corporate secretary.

Amendments to Organizational Documents

    MCSi's articles of incorporation state that MCSi reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation. No amendment or other change may be made unless a majority of the board first approves it and it is approved by the holders of two-thirds of the shares entitled to vote in an election directors, voting together as a single class, unless any class or series of shares is entitled to vote as a class, in which event the proposed amendment will be adopted by a vote of the majority of the shares within each class of shares entitled to vote and of at least two-thirds of the total outstanding shares entitled to vote, provided that the affirmative vote of at least 75% of the shares entitled to vote in an election of directors, or 75% of the shares within a class, is required to amend, adopt, alter, change or repeal any provision inconsistent with the articles relating to preemptive rights, the board of directors, indemnification, meetings of stockholders and amendments to the articles of incorporation. Not withstanding the foregoing, Article X relating to certain business combinations may not be amended, altered, changed or repealed without the affirmative vote of (i) the holders of 80% or more of the outstanding shares entitled to vote in the election of directors and (ii) the holders of a majority of the outstanding shares entitled to vote in the election of directors that are not beneficially owned or controlled by a person who (x) owns 10% or more of the outstanding shares, (y) is an affiliate of MCSi who owned 10% or more of the outstanding shares within the prior two years, or (z) is an assignee of any shares which were owned by a person described in (x) and (y) above within the prior two years, if such assignment occurred in a transaction not involving a public offering. In addition, MCSi's articles of incorporation provide that the stockholders may adopt, alter, amend or repeal the bylaws.

Antitakover Statutes; Business Combinations

    The Maryland General Corporation Law contains a control share statute that requires an interested investor who acquires a threshold percentage of stock in a target corporation to obtain the approval of non-interested stockholders before it may exercise voting rights. The Maryland General Corporation Law generally requires certain notice and informational filings, a special stockholder meeting and certain voting procedures prior to consummation of a proposed "control share acquisition," which is defined as any acquisition of an issuer's shares which would entitle the acquiror, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (i) one-tenth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; or (iii) a majority or more of such voting power. A proposed control share acquisition may be made only if the acquisition is approved by two-thirds of the voting power of the issuer, excluding the combined voting power of the "interested shares," being the shares held by the intended acquiror and the directors and officers of the issuer or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. Unless a corporation's charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder's meeting to consider authorizing voting rights for control shares subject to certain disclosure obligations and payment of certain costs. If voting rights are approved for more than 50% of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash.

    The Maryland General Corporation Law imposes conditions and restrictions on certain "business combinations" (including, among other various transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and an interested shareholder, which is any person who beneficially owns at least 10% of the corporation's stock. Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation's board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. MCSi's articles of incorporation provide that MCSi has elected not to be governed by the Maryland General Corporation Law relating to business combinations.

    MCSi's articles of incorporation, however, require that certain business combinations between MCSi (or any majority-owned subsidiary of MCSi) and a 10% or more stockholder be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of MCSi and a majority of the outstanding shares not owned or controlled by the 10% or more stockholder unless the transaction (i) is authorized by two-thirds of the whole board and a majority of the directors of the board of directors who are unaffiliated with the 10% or more stockholder and who were directors prior to the time that the 10% or more stockholder acquired 10% or more of MCSi's shares, or (ii) meets certain fair price requirements. If MCSi's board gives such approval or such fair price requirements are met, only the affirmative vote of the majority of the outstanding stock, voting as a single class, would be required.

    The board of directors believes that the foregoing "anti-takeover" provisions are prudent, and together with applicable state law, will reduce our vulnerability to hostile takeover attempts and certain other transactions that are not negotiated with and/or approved by the board of directors.

Preferred Stock

    The board of directors has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the company's stockholders. The preferred stock may be issued in distinctly designated series, may be convertible into common stock and may rank prior to the common stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, the issuance of preferred stock could adversely affect the voting and other rights of holders of common stock.

Issuance

    The authorized but unissued shares of preferred stock and the authorized but unissued and unreserved shares of common stock are available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as otherwise required to approve a transaction in which the additional authorized shares of preferred stock would be issued or as may be required by the National Association of Securities Dealers, Inc. to maintain the quotation of the common stock on the Nasdaq National Market, no stockholder approval would be required for the issuance of these shares. The issuance of common or preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. Except for the offering, the issuance of stock pursuant to our employee benefit plans and in connection with future acquisitions of companies in our industry, we have no current plans to issue any shares of common or preferred stock.

Transfer Agent

    The transfer agent for the common stock is the Registrar and Transfer Company, Cranford, New Jersey.

SELLING STOCKHOLDERS
AND RELATED INFORMATION

    The following table includes (1) the identity of the selling stockholders, (2) the number of shares and the percentage of common stock that the selling stockholders beneficially owned before the offering, (3) the number of shares that the selling stockholders are offering for their respective accounts, and (4) the number of shares and the percentage of common stock that the selling stockholders will own after completion of the offering, assuming all shares offered by the selling stockholders covered by this prospectus are sold. In the event that the underwriters' over-allotment option is exercised, the selling stockholders may sell additional shares.

	Beneficial Ownership of Shares of Common Stock Before Offering			Beneficial Ownership of Shares of Common Stock After Offering(4)
Name of Selling Stockholder			Number of Shares of Common Stock Being Offered
	Number	Percent(5)		Number	Percent(5)
Michael E. Peppel(1)	1,173,587	6.2%	200,000	973,587	4.1%
Lalit P. Dhadphale(2)	165,327	0.9	75,167	90,160	0.4
Christopher R. Feaver(2)	165,327	0.9	75,166	90,161	0.4
Joseph M. Savarino(2)	166,327	0.9	75,167	91,160	0.4
Ralph Holyst(3)	62,646	0.3	31,000	31,646	0.1
Joe Dasco(3)	62,646	0.3	31,000	31,646	0.1
Kevin Lavoie(3)	25,092	0.1	12,500	12,592	—

(1)
Chairman, president and chief executive officer of MCSi.

(2)
Previously served as a director and executive officer of Zengine Inc., a former affiliate of MCSi which was merged into MCSi in November 2001.

(3)
An employee of A.V. Associates, Inc., a wholly-owned subsidiary of MCSi.

(4)
Assumes that the selling stockholders will sell all shares of common stock that they are offering by this prospectus to third parties unaffiliated with such selling stockholders.

(5)
Percentages are calculated in accordance with Section 13(d) of the Exchange Act and the rules promulgated under the Exchange Act and are based upon 18,410,097 shares of common stock outstanding as of December 17, 2001 and 23,110,097 shares of common stock outstanding after this offering.

    The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

UNDERWRITING

    The underwriters named below, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among MCSi, the selling stockholders and the underwriters, to purchase from MCSi and the selling stockholders, and MCSi and the selling stockholders have agreed to sell to each of the underwriters, the respective number of shares of common stock set forth opposite each underwriter's name in the table below.

Underwriter	Number of Shares
William Blair & Company, L.L.C.	3,120,000
Friedman, Billings, Ramsey & Co., Inc.	2,080,000

Total	5,200,000

    This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant thereto at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters will either purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

    The underwriters have advised MCSi and the selling stockholders that the underwriters will offer the shares of common stock to the public at the public offering price specified on the cover page of this prospectus. The underwriters may also offer the shares to dealers at the public offering price less a concession of up to $0.68 per share. The underwriters may allow, and these dealers may re-allow, a concession of up to $0.10 per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that MCSi and the selling stockholders will deliver the shares to the underwriters through the facilities of the Depository Trust Company in New York, New York on or about December 21, 2001. At that time, the underwriters will pay MCSi and the selling stockholders for the shares in immediately available funds. After the commencement of the offering, the underwriters may change the public offering price and the other selling terms.

    The underwriters have the option to purchase up to an aggregate of 780,000 additional shares of common stock from MCSi and/or the selling stockholders at the same price they are paying for the 5,200,000 shares offered hereby by MCSi and the selling stockholders in the underwritten public offering. The underwriters may purchase additional shares only to cover over-allotments made in connection with this offering and only within 30 days after the date of this prospectus. If the underwriters decide to exercise this over-allotment option, each underwriter will be required to purchase additional shares from MCSi and/or the selling stockholders in approximately the same proportion as set forth in the table above. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total With Option	Total Without Option
Public offering price	$22.875	$136,792,500	$118,950,000
Underwriting discount paid by MCSi	$1.144	$6,267,750	$5,375,625
Underwriting discount paid by selling stockholders	$1.144	$571,875	$571,875
Proceeds, before expenses, to MCSi	$21.731	$119,087,250	$102,136,875
Proceeds, before expenses, to selling stockholders	$21.731	$10,865,625	$10,865,625

    We estimate that the expenses of this offering payable by us, excluding the underwriting discount, to be $500,000. We will pay the offering expenses of the selling stockholders except for the underwriting discount.

    MCSi and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against specific liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. The selling stockholders have agreed to indemnify us against liabilities arising from any material misstatements or omissions concerning the selling stockholders and their share ownership contained in the section of this prospectus captioned "Selling Stockholders and Related Information," or the selling stockholders will contribute to payments we may be required to make in respect of those liabilities. Also pursuant to that agreement, we will indemnify the selling stockholders, in their capacity as such, against liabilities arising from any material misstatements or omissions in this prospectus other than misstatements or omissions by them, or we will contribute to payments the selling stockholders may be required to make in respect of those liabilities.

    MCSi, its executive officers and directors, and significant stockholders have agreed not to sell or transfer any shares of common stock, or to engage in hedging transactions with respect to the common stock, for a period of 90 days from the date of this prospectus without the consent of the underwriters. After giving effect to this offering, stockholders who have agreed to this lock-up arrangement will beneficially own an aggregate of approximately 1,600,000 shares of common stock.

    In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which could affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. Over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market. In addition, the underwriters may impose a penalty bid. This allows the underwriters to reclaim the selling concession allowed to a dealer if common stock sold by such dealer in this offering is repurchased by the underwriters in stabilizing or short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. Neither MCSi, the selling stockholders nor any of the underwriters makes any representation or prediction as to whether the underwriters will engage in these transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

    In addition, in connection with this offering, certain of the underwriters and other persons participating in this offering may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

    The common stock is traded on the Nasdaq National Market under the symbol "MCSI."

    fbr.com, a division of FBR Investment Services, Inc., which is an affiliate of Friedman, Billings, Ramsey & Co., Inc., will be providing an Internet distribution channel for this offering. Friedman, Billings, Ramsey & Co., Inc., the co-managing underwriter of this offering, has agreed to allocate a limited number of shares to fbr.com for sale to its online brokerage account holders. An electronic prospectus is available on the Web site maintained by fbr.com. Other than the prospectus in electronic format, the information on the fbr.com Web site relating to this offering is not a part of this prospectus and should not be relied upon by prospective investors.

    William Blair & Company and Friedman Billings Ramsey have performed certain investment banking and advisory services for MCSi from time to time for which they have received customary fees and expenses. The underwriters may in the future, from time to time, engage in transactions with and perform services for MCSi in the ordinary course of their business.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly, special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For further information on the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public over the Internet at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the common stock pursuant to this prospectus is completed:

  •
  Annual report on Form 10-K for the fiscal year ended December 31, 2000;

  •
  Quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001; and

  •
  Current reports on Form 8-K filed with the SEC on December 3, 2001, October 5, 2001, August 15, 2001, August 2, 2001, January 22, 2001, January 16, 2001, and January 12, 2001.

    You may obtain a copy of these filings, at no cost, by writing to or calling us at the following address:

            Ira H. Stanley
            Vice President and Chief Financial Officer
            MCSi, Inc.
            4750 Hempstead Station Drive
            Dayton, Ohio 45429
            (937) 281-8282

LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood, Chicago, Illinois. As of the date of this prospectus, certain members of Elias, Matz, Tiernan & Herrick L.L.P. owned approximately 250,000 shares of common stock.

EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Inside Back Cover Graphics

Text:

Discover Networking

Envision Audio

Command Video

Explore Computing

Deliver Presentations

    [There are three pictures of integration projects for Turner Studios, KPMG and iBeam Broadcasting spread on page with above text]

[Logo]

5,200,000 Shares

MCSi, Inc.

COMMON STOCK

Prospectus

December 18, 2001

William Blair & Company

Friedman Billings Ramsey

QuickLinks

Inside Front Cover Graphics
TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Company
Recent Developments
THE OFFERING
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL DATA
PRO FORMA INFORMATION
BUSINESS
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS AND RELATED INFORMATION
UNDERWRITING
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
Inside Back Cover Graphics